UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number: 001-38091

NATIONAL ENERGY SERVICES REUNITED CORP.

(Translation of registrant’s name into English)

777 Post Oak Blvd., Suite 730

Houston, Texas 77056

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [  ] No [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [  ] No [ X ]

Information Contained in this Form 6-K Report

On November 8, 2018, National Energy Services Reunited Corp. (“NESR”) issued a press release announcing its financial condition and results of operations as of and for the quarter ended September 30, 2018. A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

The information contained in this report and the exhibit hereto shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed incorporated by reference into any filings made by NESR under the Securities Act of 1933, as amended, or the Exchange Act, except as may be expressly set forth by specific reference in such filing.

Financial Statements and Exhibits

Exhibits.

Number	Description

99.1	Press Release dated November 8, 2018.

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL ENERGY SERVICES REUNITED CORP.

Date: November 8, 2018	By:	/s/ Melissa Cougle
	Name:	Melissa Cougle
	Title:	Chief Financial Officer